

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Frank H. Hamlin, III
President and Chief Executive Officer
Canandaigua National Corporation
72 South Main Street
Canandaigua, New York 14424

**Re: Canandaigua National Corporation
        Schedule 13E-3 Filed on July 1, 2013
        File No. 005-85304**

Dear Mr. Hamlin:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the requested disclosure will be provided. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Summary of Terms, page 4

1. Other than the circumstances arising under the offer conditions described on page 18, both of which relate to tender eligibility, the issuer/offeror is unconditionally bound to pay for tendered securities. The issuer/offeror cannot unilaterally decide to terminate the offer at any time for any reason without the offer being considered illusory. The generic reference at page 18 to the Board's discretion being "subject to applicable law" does not negate the need to amend the offer disclosure. Please revise. See Section 14(e).

2. We note you have reserved the right to "extend . . . or terminate [the tender offer at] an earlier date." Please revise to indicate that the tender offer may not be terminated prior to July 25, 2013, which date is twenty business days from June 26, 2013, the date of commencement for the tender offer, unless pursuant to an offer condition that appears in an amended filing. Refer to Rule 14e-1(a).

Effects of the Tender Offer on Affiliates as Shareholders, page 12

3. Revise to indicate, if true, that the affiliates will become the direct beneficiaries of the cost savings associated with the issuer no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose that these estimated future savings available to the issuer will be a recurring benefit. See Instruction 2 to Item 1013 of Regulation M-A.

Determination of Fairness of Offer by Our Board of Directors, page 15

4. The discussion regarding the fairness of the transaction has been offered by the board. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply, by their terms, to the issuer engaged in the Rule 13e-3 transaction. Please revise to affirmatively indicate, if true, that the board of directors is expressing the fairness determination on behalf of the issuer. In addition, please make conforming changes throughout the disclosure document.

5. Revise to indicate whether or not the board, on behalf of the issuer, believes that the tender is fair to unaffiliated security holders who do not tender. Refer to Q & A No. 19 in Exchange Act Release 17719 (April 13, 1981).

6. To the extent that the board excluded from consideration in reaching its fairness determination the purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A, as well as any firm offers received by unaffiliated third parties during the last two years, please revise to state the reason(s) why such factors were not relied upon in producing the fairness determination. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981) and General Instruction E to Schedule 13E-3 (which requires the disclosure of negative responses in the context of complying with Item 8 of Schedule 13E-3).

Determination of Fairness of Offer by Affiliates, page 16

7. Advise us, with a view toward revised disclosure, whether or not the affiliates are engaged in the Rule 13e-3 transaction. We note, for example, that the affiliates have not been identified on the cover page of Schedule 13E-3 as parties having filed the transaction statement. In addition, only one person has signed the transaction statement on behalf of a single filing person.

Termination of Validity; Rejection of Shares, page 20

8. We noticed the disclosure that the issuer has reserved the "absolute right" to reject any and all tenders and that any such determinations will be "final and binding" on all parties. Please revise to make clear that shareholders may challenge the issuer's determinations in a court of competent jurisdiction. Please make conforming changes wherever else this language appears, including the section titled "Withdrawal Rights."

Purchase and Payment, page 21

9. There appears to exist a typographical error that is not immaterial inasmuch as the disclosure states the issuer is prepared to "accept your payment." Please revise to remove the implication that tendering security holders are required to make a payment, or advise.

Summary Consolidated Financial Information, page 30

10. We noticed that financial information from the issuer's annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The summary financial information presented does not appear to fully conform to this standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3 by using the information reported in the Form 10-K filed on February 21, 2013 and amendments thereto, or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:

Deborah J. McLean, Esq.
John D. Moragne, Esq.
Nixon Peabody LLP
1300 Clinton Square
Rochester, New York 14604